Curtis, Mallet-Prevost, Colt & Mosle llp Almaty London Astana Mexico City Dubai Milan Frankfurt Muscat Houston Paris Attorneys and Counsellors at Law Telephone 212-696-6000 Istanbul Washington,D.C. 101 Park Avenue Facsimile 212-697-1559 New York, New York 10178—0061 www.curtis.com
January 27, 2011
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Grupo TMM, S.A.B. Form 20-F for Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 333-14194
Dear Mr. Shenk:
          This letter is to confirm our conversation this morning regarding Grupo TMM’s (“the Company”) formal request for an extension to respond to your comment letter dated December 23, 2010. Per our discussion, the Company is working diligently to respond to the questions raised in your comment letter and intends to file its response by Friday, February 11, 2011.
          Thank you for your patience and consideration.

Sincerely,
/s/ Ryan Hansen
Ryan Hansen

cc: Carlos Pedro Aguilar Mendez, Chief Financial Officer

curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law	Mr. Lyn Shenk January 27, 2011